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_________________________________________

STUART STRAUSS
Partner

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0452 Fax

October 29, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendments Nos. 126 and 127

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing are the above-referenced Post-Effective Amendments Nos. 126 and 127 (the “Amendments”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 128 and 129, respectively, pursuant to the Investment Company Act of 1940, as amended, on Form N-1A.

The purpose of these filings are: (i) to add disclosures regarding a conversion feature with respect to Class C shares of each series of the Trust (each, a “Portfolio” and collectively, the “Portfolios”) that would automatically convert Class C shares to Class A shares of the same Portfolio after 10 years; (ii) to add disclosures regarding sales charge waivers on shares of the Portfolios available at Raymond James; and (iii) to combine information regarding certain series of the Trust into a single Prospectus and Statement of Additional Information for administrative convenience.

We believe that the Amendments are an ideal candidate for selective review pursuant to the guidance set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC-13768”). In accordance with IC-13768, we hereby request selective review of the Amendments. Selective review would serve to expedite the review process for the Trust as well as use the Staff’s time more effectively.

No fees are required in connection with this filing. Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss